Hypo Real Estate

HOLDING

Hypo Real Estate Holding AG
Group Corporate Office
Martina Peterhofen
Unsoeldstrasse 2
80538 Muenchen
Germany

RECEIVED
2004 AUG -9 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No.
82-34748

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

04036042

SUPPL

August 3, 2004

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Head of Group Corporate Office
Martina Peterhofen

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

Enclosures

(1) August 2, 2004:	Press Release: Hypo Real Estate Bank International, German branch, finances cross-border portfolio in the new European Union member states Poland and Hungary – Financing volume: EUR 40 million.
(2) July 27, 2004:	Press Release: Hypo Real Estate Bank International, Paris branch, and CDC IXIS jointly arranged a EUR 1.2 billion asset backed facility for france Telecom Technical Properties held by CGW.
(3) July 20, 2004:	Press Release: Hypo Real Estate Capital Corporation provides $60 million in financing for acquisition and renovation of Fifth Avenue property.
(4) July 15, 2004:	Press Release: Manfred Weil has been appointed to the managing board of Württembergische Hypothekenbank AG.
(5) July 9, 2004:	Press Release: Hypo Real Estate Capital Corporation purchases interest in land acquisition loan for land parcel on Las Vegas Strip – Soros Funds, Ian Bruce Eichner and David Friedman plan mixed-use project at site.
(6) July 1, 2004:	Press Release: Hypo Real Estate Bank International opens location in Tokyo.

Hypo Real Estate

GROUP

Rule 12g3-2(b) File No.
82-34748

Press Release

Hypo Real Estate Bank International, German branch, finances cross-border portfolio in the new European Union member states Poland and Hungary – Financing volume: EUR 40 million

Dublin/Munich, August 2nd 2004: The Munich office of Hypo Real Estate Bank International has refinanced a portfolio consisting of five properties in Poland and Hungary for the Central European real estate fund Zentraleuropa Immobilien Fonds of Invesco Real Estate GmbH. The financing volume is app. 40 million euros. The financed properties are three office buildings in Warsaw and Cracow and two properties in Budapest.

"This transaction is further testimony of the capacity of Hypo Real Estate Bank International to provide comprehensive financing of cross-border transactions. Central and Eastern Europe is an interesting market for the bank, especially in view of the region's growing importance to professional real estate investors," says Christoph Donner, Director of the Munich branch.

Hypo Real Estate Bank International, Dublin

Hypo Real Estate Bank International, Dublin, is a member of Hypo Real Estate Group (HREG). This is one of Europe's largest providers of commercial real estate financing. HREG consists of the non-operational listed holding company and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG in Germany. The Munich office of Hypo Real Estate Bank International is responsible for the bank's operations in Central and Eastern Europe.

Hypo Real Estate Group
Press Department

Rule 12g3-2(b) File No.
82-34748

Invesco Real Estate GmbH

Invesco Real Estate GmbH is a joint venture between the U.S. asset manager Invesco and HypoVereinsbank, which offers institutional investors international real estate asset management. Zentraleuropa Immobilienfonds is one of the first real estate funds for German institutional investors investing in the Polish, Czech and Hungarian markets.

Press contact:

Hypo Real Estate Group
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

CDC IXIS Hypo Real Estate GROUP

Rule 12g3-2(b) File No. 82-34748

Press Release

Hypo Real Estate Bank International, Paris branch, and CDC IXIS jointly arranged a € 1.2 billion asset backed facility for France Telecom Technical Properties held by CGW

Paris, July 27th 2004 - Hypo Real Estate Bank International, Paris branch, and CDC IXIS refinance the France Telecom technical properties portfolio. They provide € 1.2 billion of debt via a private securitisation vehicle (Fonds Commun de Créance) to the Consortium comprised of CDC Group, GE Real Estate France and The Whitehall Funds (investment funds managed by Goldman Sachs).

Hypo Real Estate Bank International (Paris branch) and CDC IXIS jointly arranged and underwrote the transaction for respectively € 720 and € 480 million, which were already partially syndicated.

The closing and the funding of this transaction took place on July 22nd, 2004. The France Telecom technical properties portfolio comprises 215 assets, located across France.

* * *

<u>**Note to the editors:**</u>

About Hypo Real Estate Bank International

The bank, based in Dublin, is a member of Hypo Real Estate Group, one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational, listed holding company and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are: Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG, Munich, in

Germany. Headed by Michel Koch the French operation of Hypo Real Estate Bank International has 15 years experience in the French real estate market and during this time it has forged a name at the forefront of commercial real estate lending in this region.

About CDC IXIS

CDC IXIS and its subsidiaries provide institutional investors, companies and local and regional governments with high added-value services in finance, investment banking, asset management and investor services. On 30th of June 2004, IXIS merged with its major shareholder, Caisse d'Epargne Group. With this new investment banking division, Caisse d'Epargne Group became one of the largest French full-service banks. The Finance department of CDC IXIS operates as arranger, co-arranger, underwriter and syndication partner. CDC IXIS Financing granted € 5.3 billion in new loans in 2003 and was mandated 14 times as Lead Arranger.

Press contact:
Hypo Real Estate Group
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
oliver.gruss@hyporealestate.com

CDC IXIS
Sonia Dilouya
Tél. 01 58 55 58 15
Fax. 01 58 55 58 62
s.dilouya@cdcixis.com

Hypo Real Estate

GROUP

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Capital Corporation provides $60 million in financing for acquisition and renovation of Fifth Avenue property

New York, Dublin, Munich, July 20th 2004 – Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – has announced that the Company is providing $60 million in financing to 1200 Fifth Associates LLC for the acquisition and renovation of 1200 Fifth Avenue in New York City. 1200 Associates LLC is a partnership venture between Meyer Chetrit and Joseph Nakash.

Designed in 1928 by world-renowned designer Emery Roth, the 17-story, 121,590-square-feet residential building contains 59 apartments and two ground-floor professional spaces. After 76 years, the building's original design remains intact including the lobby with fireplace, marble walls, terrazzo flooring, a stained glass picture window and two separate elevator banks as well as hardwood floors and original fireplaces in all the apartments.

"This transaction is just another example of Hypo's commitment to funding sound deals in New York City," said Evan F. Denner, head of real estate finance, Hypo Real Estate Capital Corporation.

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the

U.S. Over the last five years the firm has closed more than $18 billion in construction, fixed rate, floating rate and mezzanine loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

About Hypo Real Estate Bank International
Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG). The corporate group – which is the result of HVB Group spinning off its commercial real estates activities – comprises the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich alongside three operational units: Besides Hypo Real Estate Bank International these are Stuttgart-based Württembergische Hypothekenbank AG (WürttHyp) and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Press contact:

Hypo Real Estate Group
Oliver Gruss
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Württemberger
Hypo

Rule 12g3-2(b) File No.
82-34748

Press release

Manfred Weil has been appointed to the managing board of Württembergische Hypothekenbank AG

Stuttgart/Munich, 15.07.2004: The supervisory board of Württembergische Hypothekenbank AG (Württemberger Hypo), Stuttgart, has appointed Manfred Weil as a deputy member of the managing board of the bank as of 1 August 2004. Herr Weil will be responsible for international new business, personnel and law.

Weil is a lawyer, and joined Württemberger Hypo as a managing board assistant in 1978. In 1984, he became head of the managing board secretariat and of municipal lending. In 1992, he assumed responsibility for setting up International Lending. He is still responsible as divisional head for the bank's entire new international business. Since 1998, he has been a Generalbevollmächtigter (executive manager) of the bank.

Following the appointment of Weil, the managing board of Württembergische Hypothekenbank AG now comprises Dr. Paul Eisele (spokesman), Dr. Robert Grassinger, Friedrich-Wilhelm Ladda as well as Manfred Weil.

Press contact:

Württemberger Hypo
Ronald Vetter
Telephone: +49 (0)711 2096 251
Telefax: +49 (0)711 2096 304
E-mail:ronald.vetter@wuertt-hyp.de

Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0) 89 203007 781
Telefax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Capital Corporation purchases interest in land acquisition loan for land parcel on Las Vegas Strip – Soros Funds, Ian Bruce Eichner and David Friedman plan mixed-use project at site

New York, Dublin, Munich, July 9th 2004 – Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – has purchased a $50 million interest in the land acquisition loan made to 3700 Associates, LLC, a joint venture between Soros Funds, Ian Bruce Eichner and David Friedman to finance its acquisition of 3700 Las Vegas Boulevard South in Las Vegas, Nevada from German American Capital Corporation, a subsidiary of Deutsche Bank.

The 8.68-acre land parcel with 397 feet of frontage on Las Vegas Boulevard is situated next to the Bellagio Hotel and Casino and across from the Aladdin and Desert Passage Hotels. 3700 Associates is planning to develop a mixed-use project. German American Capital Corporation currently serves as the agent for financing on behalf of the lenders.

3700 Associates plans to build a complex of approximately three million square feet, which will include an 80,000-square-foot casino and 400 to 500 condominium units; a separate tower containing 300 time-share units; 300,000 square feet of retail and restaurant space; and underground parking for about 3,000 cars.

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides

innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years the firm has closed more than $18 billion in construction, fixed rate, floating rate and mezzanine loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

About Hypo Real Estate Bank International

Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG). The corporate group – which is the result of HVB Group spinning off its commercial real estates activities – comprises the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich alongside two operational units: Stuttgart-based Württembergische Hypothekenbank AG (WürttHyp) and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Press contact:

Hypo Real Estate Group
Oliver Gruss
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate

GROUP

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Bank International opens location in Tokyo

Tokyo/Dublin/Munich, July 1st 2004: Hypo Real Estate Bank International, Dublin, is opening its location in Tokyo, Japan. The company will commence operations today, and its range of services comprises large commercial real estate financing as well as the structuring of major transactions and portfolio financing. These services are targeted at Japanese and international professional real estate investors. Hypo Real Estate Capital Japan Corporation will commence operations with 12 members of staff headed by Dr. Leonard Meyer zu Brickwedde.

"Following the phase of more than ten years which has seen the restructuring of the corporate and financial sector as well as legal and tax conditions, the Japanese economy is now gradually regaining strength. The country is also benefiting from the positive economic climate in large areas of Asia," says Jürgen Fenk, member of the executive board of Hypo Real Estate Bank International. "We have accordingly identified strong market potential in Japan. We shall establish Hypo Real Estate Capital Japan Corporation as a specialist for structured financing."

Leonard Meyer zu Brickwedde adds: "In recent years, the Japanese real estate market has undergone tremendous change, and has experienced a tremendous amount of modernization. International standards have become established in the fields of pricing, transparency and due diligence. The market will also become more important for international investors." He continues: "We have identified good business opportunities for Hypo Real Estate Capital Japan Corporation with our clearly defined business model and as a result of focussing on professional real estate banking, we have clearly differentiated ourselves from all other foreign players on the Japanese market."

Rule 12g3-2(b) File No.
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Hypo Real Estate Capital Japan Corporation is a wholly-owned subsidiary of Hypo Real Estate Bank International. The loan portfolio of Hypo Real Estate Capital Japan Corporation is worth JPY 15 billion at the start of operations (around EUR 125 million). Growth to JPY 50 billion (around EUR 400 million) is planned for 2004.

Hypo Real Estate Bank International, Dublin

Hypo Real Estate Bank International, Dublin, is a member of the Hypo Real Estate Group (HREG), one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational listed holding company and three operational business units.

Besides Hypo Real Estate Bank International with headquarters in Dublin, these are: Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG, Munich, Germany.

Press contact:

Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com